

Corner Bay Silver Inc.
Annual Report 2002



Certain statements presented herein constitute "forward-looking statements" within the meaning of the U.S. securities laws. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.



Figure 1: Detailed location map of Mexico

This report should be read in conjunction with the audited financial statements of the Company.

Message to Shareholders

The year ended June 30, 2002 has been an exciting ride for all involved at Corner Bay Silver Inc. Set against a backdrop of weak economic news and generally flat silver metal prices, your Company has forged an aggressive path of progress for the Alamo Dorado Silver/Gold Property in Mexico.

The Feasibility Study assignment was awarded to AMEC E&C Services Inc. ("AMEC") in midyear 2001. AMEC, an internationally recognized, engineering consulting group proceeded to verify the previous encouraging results at the Alamo Dorado Property and to determine that the property could support project financing and result in an acceptable return on investment for the Company. AMEC's work culminated in the delivery of the Feasibility Study that was reported by the Company in July of this year and which provided positive conclusions. The details of this Study are reported in this annual report and are highlighted by the application of open pit, heap leach technology to the Alamo Dorado mineral reserve of 35.5 million tonnes. At the production design rate, the project is estimated to produce an average of 6 million ounces of silver and 29 thousand ounces of gold or approximately 8 million silver equivalent ounces ("silver equivalent; calculated at 65:1 silver:gold") per year over the 8 year mine life. The AMEC Study estimates are as follows:

1) capital costs of US$45.1 million,

2) mineral reserves* containing 77 million ounces silver and 300 thousand ounces gold,

3) mining strip ratio of 1.08:1.0 (waste to ore),

4) total cash costs of US$3.25 per ounce of silver equivalent.

* as calculated by the Company's Qualified Person Mintec, inc. under National Instrument 43–101

AMEC provided the Company with a financial summary based upon prices of US$5.00 and US$325 per ounce of silver and gold respectively which results in a pretax Internal Rate of Return (IRR) of 30% and an aftertax IRR of 17%. The results of a financial analysis with a 70% debt: 30% equity ratio at 5.5% interest with debt repayment in

2002 Performance

- July 2002 Feasibility Study by AMEC on Alamo Dorado Silver/Gold Property by Mintec, Inc. concludes:
  - capital costs of US$45.1 million
  - mineral reserves* containing 77 million ounces silver and 300 thousand ounces gold
  - Mining strip ratio of 1.08:1.0 (waste to ore)
  - Total cash costs of US$3.25 per ounce of silver equivalent
- Completes private placement financings for $4.575 million
- Inks deal with Pan American Silver Corp. to merge companies
- Acquires crushing plant



Peter Mordaunt,
Chairman and President

* as calculated by the Company's Qualified Person Mintec, inc. under National Instrument 43–101

4 years indicates a pretax IRR of 57% and an after tax IRR of 33%. Clearly, the Company is pleased to report the positive financial prospects for the Alamo Dorado Property.

In February 2002, a favourable capital market provided a window of opportunity to complete a $4.575 million financing by way of private placements. This financing augmented the Company's cash position to approximately $6.7 million with no outstanding debt. Also negotiations with many potential project lenders culminated in the engagement of Barclays Capital and Deutsche Bank Securities Inc. to provide the Company with assistance and services in connection with the arrangement of project debt financing for the development of the Alamo Dorado Property. At this juncture the Company was well funded to complete the Feasibility Study and it had engaged two of the most experienced global lenders to the mining industry to prepare for the financial requirements of the Alamo Dorado Property as outlined in the AMEC Study.

As the Feasibility Study progressed, management identified the availability of several existing crushing plants that might be suitable for the needs of the Alamo Dorado Project. With the assistance of the AMEC engineering professionals, these plants were assessed and reviewed. Upon the recommendation of the AMEC engineers and the Company's management, the Board approved the arrangement the Company made with Canyon Resources Corporation to acquire the Briggs Mine Crushing Plant for US$250,000 and 850,000 common shares of the Company (total value CDN$3,842,500). This strategic acquisition reduced the capital cost of acquiring new equipment and in consultation with AMEC consultants helped optimize the Feasibility Study (See Figure 2).

During the year, the Company secured surface rights for the mine plants and infrastructure and subsequent to the period, the principal property option was exercised so that Corner Bay now owns the mineral concession 100% with no underlying royalties.



Figure 2: Recently acquired Briggs Mine Crushing Plant.

The spring of 2002 provided a more buoyant market for precious metals and resource companies. The Company focused its energies on enhancing its investor relations programs and continuing the development of a broad following of mining research analysts throughout Canada, the U.S. and abroad. Corner Bay Silver completed its U.S. Registration Statement with the Securities and Exchange Commission and stepped up its efforts to present the Company by engaging professional investor relations and media consulting firms in the U.S. to help access both the institutional and retail investment communities. Management has been purposefully developing a higher profile of the Alamo Dorado Silver/Gold Property amongst investors and the media throughout 2002.

In late May of 2002, discussions with Pan American Silver Corp. ("Pan American") resulted in a proposed Plan of Arrangement ("Arrangement") that was subsequently modified in June 2002. The terms of this Arrangement provided for the exchange of Corner Bay shares for Pan American shares and warrants on the following basis; each Corner Bay share will be exchanged for 0.3846 common shares of Pan American plus 0.1923 of a Pan American warrant. Each warrant will allow the holder to purchase a common share of Pan American for a price of $12.00 for five years. The warrants will be traded on the Toronto Stock Exchange.

The Arrangement is supported by management and the Company's Board of Directors. An independent Fairness Opinion completed by Griffiths McBurney & Partners concluded that the transaction was "fair" to our shareholders and the proposal was presented to shareholders of the Company in the Joint Information Circular dated August 2, 2002. At shareholder meetings in early September 2002, both Corner Bay and Pan American shareholders approved the terms of the Arrangement. The companies are completing the underlying conditions necessary to close the transaction, of which the securing of a contract to supply water for the mine is an important requirement. The transaction is scheduled to close on November 15, 2002 at which time the companies can elect to waive outstanding conditions and close the transaction, terminate or extend the period until the conditions can be concluded.

The recent revaluation of the shares of Corner Bay Silver Corp. in light of the proposed Arrangement and the positive Feasibility Study at the Alamo Dorado Property presents our shareholders with a very bright future. We are excited by the prospect of the merger with Pan American and feel that the Alamo Dorado Silver/Gold Property is a unique and valuable asset that will be an integral operation for the future of our shareholders. The Company has a strong financial position with cash of $5.3 million at June 30, 2002, no long term debt and an exciting new silver mine ready to be financed into production.

On behalf of the Board of Directors, I would like to take the opportunity to thank all of our shareholders, employees, officers and directors for their enthusiastic and unwavering support.

"Peter Mordaunt"
Chairman and President

Corner Bay Share Price History

January 1993 to June 2002

Corner Bay Silver Share Prices (expressed in Canadian dollars)

Silver and Gold Prices (US $ per ounce)

Silver Price

Gold Price

Corner Bay Silver Share Price

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

June 2001 to June 2002

Corner Bay Silver Share Prices (expressed in Canadian dollars)

1 Year Silver Prices (US $ per ounce)

Silver Price

Corner Bay Silver Share Price

May 2002
Announce Arrangement terms
with Pan American Silver

June 2002
Announce revised terms of Arrangement
with Pan American Silver

February 2002
$4.5 million financing

Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
2001 **2002**

Alamo Dorado Silver/Gold Property In Mexico

Location, Access and Ownership

The Alamo Dorado Property is located southeast of the town of Alamos, Sonora, near the border with the State of Sinaloa in northwest Mexico (See Figure 1). The Alamo Dorado Property can be accessed from the United States via toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora. The project is 67 kilometers southeast of Alamos on a well-maintained gravel road. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south.

Concessions

The Alamo Dorado Property consists of two concessions, the Alamo Ocho concession and the Alamo Dorado concession, covering a total area of 5,369 hectares. The Alamo Ocho concession, comprising 504 hectares, was optioned by the Company which has earned a 100% interest (with no residual royalties) in the concession by making a series of payments that have totaled US$750,000. The Alamo Ocho exploration concession was granted on December 13, 1993 and the Company has been granted a 50 year exploitation concession as of October, 2000. An exploration concession for the surrounding Alamo Dorado Property was granted on May 27, 1998 and expires on May 26, 2004.

Geology

The Alamo Dorado Property, as presently known, occurs within a package of felsic metavolcanic rocks which occur as roof pendants resting on an extensive, relatively younger igneous rock known as the Sonoran batholith.

The surface occurrence of mineralization on the ridge crest is subject to talus cover on the eastern flank of the ridge where it outcrops (See Figure 3). Progressive drill programs have now shown the mineralized zone extends up to several hundred meters in width. The average length of drill hole has been approximately 250 meters. Drilling has traced the zone of mineralization for 600 meters from drill section 400 South to 200 North along the north-south drill grid and to a depth of approximately 250 meters.

Mineralization

Alamo Dorado is an epithermal silver and gold deposit where mineralization is predominantly fracture-controlled in felsic metavolcanic rocks. The main silver mineral is chlorargyrite which is a simple silver chloride mineral derived from the oxidation of argentite (a silver sulphide) occurring along with the quartz-pyrite minerals filling fractures. The advanced oxidation of the deposit has resulted in the breakdown of argentite into chlorargyrite thus simplifying the silver mineralogy and making it more amenable to extraction using heap-leaching methods. This tendency is predominantly a function of the intensity of fracturing in the deposit. The gold mineralization occurs as free, micron-size particles liberated from the lattices of micro-crystalline pyrite by the oxidation process.

Exploration History

The Alamo Dorado Property has been evaluated by the Company since 1997 in several separate programs using reverse-circulation drilling methods. In addition, in the fall of 1999, four large-diameter core holes were drilled for bulk metallurgical samples. The drill spacings between the drill holes has averaged between 25 and 50 meters. Assaying and metallurgical work on these samples have been completed and is further described in this report. A total of 75 holes have been drilled for a total of 20,165 meters.



Figure 3: William Faust, Vice President Operations (left) and Peter Mordaunt, Chairman and President (right) at Alamo Dorado Property.

AMEC – Alamo Dorado Feasibility Study – July 2002

(All amounts in U.S. dollars in this section)

AMEC E&C Services, Inc. (AMEC) was contracted in May of 2001 to provide a Feasibility Study for the Alamo Dorado Project. Key portions of the supporting data for the Feasibility Study were provided by independent contractors, METCON Research, Inc. (METCON) (metallurgical testing and report of results), Mintec, inc. (Mintec) (ore reserve modelling and report), Agauyo Consultoria Ambiental (environmental permitting information), and C.J. Grieg (property and regional geologic data).

Environmental Permits

The Company holds all necessary permits for its current activities, but must obtain, on a timely basis, permits for work planned for the future development of, and production from, the Alamo Dorado Property. The Company has met with Mexican state and federal officials to review the process of permitting a commercial mine at the property. The steps and schedule indicated are straightforward and several precedent operations have been built in Sonora in recent years. All environmental permitting work has been conducted by Corner Bay in conjunction with Agauyo Consultoria Ambiental, the Company's environmental consultant and coordinator. AMEC has reviewed the Environmental Impact Statement (MIA), submitted in 2002 by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (SEMARNAT) to identify potential major deficiencies and for appropriateness for permitting the Alamo Dorado Project. Environmental impacts culminating from the development of the mine are greatly outweighed by the overall benefits. A finding of no significant impact was recommended in the impact statement/permitting document. The Company anticipates that all permits will be in place to allow construction to begin in 2003.

Surface and Water Rights

Corner Bay has completed local land agreements with several individuals and ejidos (agricultural cooperatives in Mexico) to secure its surface land requirements in the mine site area. Corner Bay has requested water rights from the Mexican federal agency (CNA). Corner Bay received a formal response that confirmed that no new rights could be granted at the nearby Hidalgo Dam but, CNA would support the proposal and assist Corner Bay in obtaining water rights from existing users that are not using their allocated amounts. In a tradeoff study completed by AMEC it was determined that constructing a water pipeline from the Hidalgo Dam was more reliable and cost effective than producing water from onsite production wells. The Company's timetable anticipates all rights being obtained in 2002 prior to the securing of project financing and the start of construction. The Company has continued a program to actively explore for groundwater in the immediate area of the mine.

Summary of Mintec Work – Reserve and Resource

The Company drilling programs at the Alamo Dorado Property have been focused on an approximately 600 meter long mineralized zone which trends north-south and dips shallowly to the west with an average width of approximately 150 meters. Mintec has been provided with all drill hole location information and all drilling analyses. This information has been loaded by Mintec into a 3-dimensional model for establishing the dominant trends of the silver and gold mineralization based upon the statistical relationships of all silver and gold analyses. One hundred percent of all calculated reserve tonnage has been determined from drilling results. Mintec has provided summary reports after each drill program. At May 2002, AMEC and the Company were provided with the Mintec Report which summarizes the mineral reserve and resource, and the production schedule for the Feasibility Study at the Alamo Dorado Property. For the purposes of this Study, assumptions used to calculate the reserve and resource were a silver price of $4.60 per ounce and a gold price of $300 per ounce. According to Mintec the reserve and resource are calculated and presented to meet National Instrument 43-101 Standards of Disclosure for Mineral Projects. (See Table 1).

Summary of Metcon Work – Metallurgy

The Company engaged Metcon in 1998 to conduct metallurgical test work on representative material of the mineralization at the property. Metcon completed bottle roll leach tests and two mini column leach tests concluding that the sample material was amenable to leaching. Approximately 17 tonnes of drill core material was prepared by Metcon for a series of column leach tests conducted through 2000 and 2001 designed to determine optimum conditions for leaching silver and gold. AMEC has reviewed the methods and results obtained and as a result directed additional supplemental column and bottle roll testing during the course of the Feasibility Study. AMEC also worked closely with the geological team, primarily Corner Bay and Mintec to develop a geo-metallurgical understanding of the

significant features of the Alamo Dorado Project that can influence the metallurgical performance results. The finalized leaching design criteria recommended for the leach material is:

- Nominal crush size (P_{80}) of minus $1/4$ inch crushed material.

- Preconditioning with 1.0 kg cyanide and 1.12 kg CaO per tonne of leach material applied during the conveying operation to effect mixing and a more even distribution.

- Leaching with cyanide solution (1.0 kg cyanide per tonne) at 0.2 liters/minute/meter ^{2} of leaching area.

Two metallurgically significant areas or zones have been defined through a combination of variability bottle roll testing and applied geological interpretation. These Zones have been related to the metallurgical testing information to produce recovery and consumable estimates for the commercial heap leaching operations anticipated.

Based on the column testing of core sample composites for Zone 1 the average silver recovery from heap leaching is expected to be 71 percent over 3 years. This accounts for 65 percent of the recoverable silver in the mine plan scheduled as ore for the heap. The average gold recovery is 77 percent.

Based on column testing of core sample composites for Zone 2 the average silver recovery from heap leaching is expected to be lower at 51 percent over 3 years. This accounts for 35 percent of the recoverable silver in the mine plan scheduled as ore for the heap. The average gold recovery is 77 percent.

Quality Assurance & Quality Control of Data

AMEC reviewed the Company's sample preparation and assaying and concluded that Corner Bay conducted a reasonable program to assure its quality. AMEC also reports that drilling recovery appears to be adequate and to meet or exceed industry standards. AMEC reviewed the geologic and resource models compiled by Mintec for completeness and adequacy. AMEC found that the Alamo Dorado resource model and mineral resource estimates met the industry standards required to support this feasibility study.

Mining

The mine plan is based on moving approximately 12,500 ore tonnes per day over a planning period of 350 operating days per year. This equates to a target of 4.5 million tonnes per year of reserve being mined and crushed. In early periods lower grade ore is stockpiled for processing in the final years of the mine life. It is proposed that mining operations will be conducted through a mining contractor with management by Corner Bay. (See Table 2).

Heap Leach Facility

The AMEC design for the heap leach facility consists of an integrated facility consisting of two phases with nine internal cells with a width of 85 meters spaced uniformly across the pad. The initial construction will consist of Phase 1 with a design storage capacity of 13.5 million tonnes. Phase 1 will achieve the required storage capacity stacked to approximately six lifts (36 meters in height). The ultimate design capacity of the heap leach facility is for storage of 36 million tonnes.

Crushing, Conveying, Stacking and Processing

The proposed crushing, conveying and stacking system for the Alamo Dorado Project consists of all equipment required to receive ore from the mine and place it on the heap leach pad. The system is designed to produce a crushed product size of P_{80} minus 6.4 mm (1/4 inch) and convey and stack the material on the heap leach pad in 6 meter lifts. This complete system is designed to process approximately 12,500 tonnes per day including regularly scheduled maintenance. The proposed process plant will recover silver and gold from leach solution using a Merrill-Crowe zinc precipitation circuit to produce dore.

During the course of the Feasibility Study, two used equipment opportunities were identified which were evaluated by AMEC. The Briggs Plant located in California and owned by Canyon Resources Corporation, was found to provide exceptional synergy and opportunity for the Alamo Dorado Project (See Figure 4). The plant was inspected, the flow sheet modified for increased rates, and capital and operating costs were developed, all of which supported the incorporation of the Briggs Plant. Based on this work and a recommendation by AMEC, Corner Bay purchased the Briggs Plant. The Company intends on moving the plant to the Alamo Dorado site after maintenance is performed to bring the crushing system to good, sound operating condition.



Figure 4: Briggs Mine Crushing Plant.

Table 1

Alamo Dorado: Mineral Reserve & Resource – 2002

Class	Tonnes (x1000)	Contained oz Silver (x1000)	Grade Silver (gpt)	Contained oz Gold (x1000)	Grade Gold (gpt)
Reserve					
Proven	23,360		71		0.27
Probable	12,144		60		0.24
Total	**35,504**	**77,165**	**67**	**296**	**0.26**
Resource					
Measured & Indicated	7,296		42		0.17
Total	**7,296**	**9,852**		**40**	

Table 2

Alamo Dorado: Summary of Scheduling Results – Heap Leach Ore by Period

Period Year (#)	Ore Tonnes x 1000	Silver (gpt)	Gold (gpt)	Waste Tonnes x 1000	Total Tonnes x 1000	Strip Ratio
1				1784	3000	
2	5716	60.94	0.24	4215	9089	1.02:1.0
3	4500	98.44	0.28	2557	7332	0.63:1.0
4	4500	110.84	0.29	4054	9000	1.00:1.0
5	4500	62.86	0.27	6359	10859	1.41:1.0
6	4500	60.05	0.16	6453	10953	1.43:1.0
7	4500	50.78	0.19	7823	12323	1.74:1.0
8	4500	51.65	0.32	4074	8574	0.91:1.0
9	2788	34.57	0.33	967	3627	0.5:1.0
Total	**35,504**	**67.61**	**0.26**	**38,287**	**73,792**	**1.08:1.0**

Capital Cost Estimate (All amounts in U.S. dollars)

The AMEC estimated cost to construct, install and commission the facilities described in this Study is $45.1 million. This amount covers the direct field costs of executing the project, plus owner's costs and indirect costs associated with design, construction and commissioning. The estimate is based on utilizing Corner Bay's existing crushing plant. The estimated project capital costs by major area are as follows:

Summary of Capital Costs

Area	Total ($000)
Mine	6,824
Site General	540
Crushing and Conveying	6,610
Heap Leach	5,594
Process Plant	3,944
Water System	1,891
Electrical System	4,927
Ancillary Facilities	1,558
Total Direct	**31,888**
Project Indirects	5,814
Owner's Indirects	2,099
Total Indirects	**7,913**
Contingency	5,309
TOTAL	**45,110**

Operating Cost Estimates

Average estimated operating expenditures are $24.4 million dollars per year. Direct cash costs are estimated at $3.25 per ounce silver equivalent and on a per tonne basis is $5.68. The total cost (operating, capital, taxes and 10 percent employee profit sharing) is $4.13 per ounce silver equivalent produced, or $6.97 per tonne processed at a throughput rate of 4.5 million tonnes per year.

Summary of Direct Cash Costs (Life of Mine)

Area	Cost/oz ($/Silver Equiv. *)	Cost/tonne ($/per tonne)
Mining (ore & waste)	1.06	1.85
Crushing, Conveying & Stacking	0.65	1.13
Process and Heap Leach	1.20	2.10
General Administration and Environmental	0.19	0.34
Sub-Total-Site Operating Cost	**3.10**	**5.42**
Refining, Treatment, Transport & Insurance	0.15	0.26
Total Operating Cash Cost	**3.25**	**5.68**

* silver equivalent; calculated at 65:1 silver:gold

Financial Overview

The Alamo Dorado Project was analyzed assuming 100 percent equity financing using a discounted cash flow approach using second quarter 2002 U.S. dollars. In addition, a 70:30 debt to equity ratio was also reviewed as an alternative for project financing. Mintec's reserve was calculated using $4.60 silver per ounce and $300 gold per ounce to produce a conservative mine plan for project financing. The base case metal prices for the AMEC financial overview are $5 per ounce of silver and $325 per ounce of gold. Projections for annual revenues and costs are based on data developed for the mine plan, leach and process plant production, capital expenditures and operating costs. The estimated project cash flows were used to determine the pre-tax and aftertax internal rate of return ("IRR") for the two cases considered.

The results of the 100 percent equity base case analysis yield a pre-tax IRR of 30 percent and an aftertax IRR of 17 percent. The results of the analysis with a 70:30 debt:equity ratio at 5.5 percent interest with debt being repaid in 4 years indicates a pre-tax IRR of 57 percent and an aftertax IRR of 33 percent. The 100 percent equity base case scenario has a projected payback of capital of approximately 2.8 years.

Project Summary

The Alamo Dorado Project is intended to be an open pit, heap leach operation. The basis of the Feasibility Study is a combination of new and used equipment, use of a mining contractor, and owner operated crushing, leaching and processing facilities. The ore planned for mining is currently estimated to be 35.5 million tonnes averaging 67 grams per tonne (gpt) silver and 0.26 gpt gold, for a contained metal total of 77 million ounces of silver and 297 thousand ounces of gold.

The project design crushing rate is 4.5 million tonnes per year, or approximately 12,500 tonnes per day. At this design rate the project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year over the eight year mining life. Silver production is higher in the first three years of production with the peak production year in year 3.

Direct total cash costs are estimated at $3.25 per ounce silver equivalent and total costs including taxes, capital, and 10% employee profit sharing amount to $4.13 per ounce silver equivalent. The life of mine waste to ore stripping ratio is currently anticipated at 1.08:1. Capital costs for the project are estimated at $45.1 million.



Conveyors at the Briggs Mine Crushing Plant.

Management's Discussion and Analysis

General

The following management's discussion and analysis of financial condition and results of operations of Corner Bay Silver Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

During the year ended June 30, 2002, the Company's activities focused on the completion of a Feasibility Study on the Alamo Dorado Property, in Sonora Mexico, and the acquisition of a crushing plant for the project.

Operations
Fiscal 2002

The loss for the year ended June 30 2002 was $1,207,869 ($0.07 per share) compared to a loss of $1,067,871 ($0.08 per share) for the previous year. The loss in the current year includes the write off of property plant and equipment of $42,511, compared to $469,460 for property, plant, equipment and deferred exploration expenditures in fiscal 2001. The Company's general and administrative expenses increased to $1,467,007 as compared with $798,073 in the previous year. The increase is attributable to the addition of personnel, engaging financial consultants to assist in mine financing, costs incurred to keep the shareholders informed and the Company in good standing with various regulatory authorities and costs related to the increased administration activity required as exploration and the Feasibility Study continued on the Alamo Dorado Property.

Income increased during the year to $295,844 from the previous year's $224,974. Interest income was $94,013 compared to $127,474 in the prior year. This was due to a decrease in average cash on deposit during the year. Other income, including royalty income on mineral properties increased to $201,831 in fiscal 2002 from $97,500 in the previous year.

Fiscal 2001

The loss for the year ended June 2001 was $1,067,871 ($0.08 per share) compared to a loss of $1,523,458 or ($0.14 per share) for the previous year. The loss in the year includes the write off of property plant and equipment and deferred exploration expenditure of $469,460, compared to $1,088,239 in fiscal 2000. The Company's general and administrative expenses increased to

$798,073 as compared with $521,338 in the previous year. The increase is attributable to the addition of personnel, costs associated with the Company's head office move and costs related to an equity financing during the year.

Income increased during the year to $224,974 from the previous year's $113,511. Interest income was $127,474 compared to $48,611 in the prior year. This was due to an increase in cash on deposit from the proceeds received from the equity financing. Other income, including rental income from shared head office premises, increased to $97,500 in Fiscal 2001 from $64,900 in the previous year.

Capital Expenditures
Fiscal 2002

During the current year, expenditures of $3,154,395 were made on the Alamo Dorado Property compared to $1,417,679 in the previous year. The increase in deferred exploration expenditures during the year ended June 30, 2002 is a result of increased exploration activity and the costs of conducting a Feasibility Study. Furthermore the Company acquired a crushing plant (assets under construction) for $3,842,500. The purchase price was comprised of cash $400,000 and the issuance of 850,000 common shares of the Company with an estimated fair value of $3,442,500.

Fiscal 2001

During fiscal 2001 expenditures of $1,417,679 were made on the Alamo Dorado Property compared to $2,114,901 in the previous year. The reduction in expenditures during the year ended June 30, 2001 is a result of reduced exploration activity during the time the Company focused on completing its equity financing.

Liquidity, Capital and Financial Condition
Fiscal 2002

The Company raised net proceeds of $6,058,850 during fiscal 2002 by the issuance of 2,625,333 common shares as compared with net proceeds of $5,038,397 by the issuance of 3,866,667 common shares in the preceding year. The Company also issued 850,000 shares during fiscal 2002 with an estimated value of $3,442,500 for the purchase of assets under construction.

The working capital of the Company at June 30, 2002 was $5,221,210. This compares with $3,838,760 at June 30, 2001. The Company has no long term debt and has funded the ongoing exploration of the Alamo Dorado property by the sale of its common shares.

Cash used in operating activities for the year ended June 30, 2002 totaled $1,252,471 including the net loss of $1,207,869. Significant adjustments included the write-off of property plant and equipment in the amount of $42,511 and a gain on disposal of investment of $5,805.

Cash used in the year ended June 30, 2002 on investing activities totaled $3,505,237, consisting of expenditures on mineral properties totaling $3,154,395 and purchase of assets under construction of $400,000. Cash was provided by proceeds on disposal of investments of $49,158.

Cash provided in the year ended June 30, 2002 by financing activities totaled $6,058,850 consisting entirely of the issuance of common stock.

Fiscal 2001

The Company raised net proceeds of $5,038,397 during Fiscal 2001 by the issuance of 3,866,667 common shares as compared with net proceeds of $2,499,391 by the issuance of 1,934,994 common shares in the preceding year.

The working capital of the Company at June 30, 2001 was $3,838,760. This compares with $827,544 at June 30, 2000. The Company had no long term debt and had funded the ongoing exploration of the Alamo Dorado property by the sale of its common shares.

Cash used in the year ended June 30, 2001 operating activities totaled $491,045 including the net loss of $1,067,871. Significant adjustments included property plant and equipment and deferred exploration expenditure written off in the amount of $469,460 and amortization in the amount of $25,312.

Cash used in the year ended June 30, 2001 on investing activities totaled $1,454,082, consisting of expenditures on mineral properties totaling $1,460,057. Cash was provided by option receipts in the amount of $5,975.

Cash provided in the year ended June 30, 2001 financing activities totaled $5,038,397 consisting entirely of the issuance of common stock.

Outlook

At June 30, 2002 the Company held cash and cash equivalents of $5,323,564. These funds have been allocated to fund the Company's ongoing general and administrative expenses. The Company will need to fund the further activity at the Alamo Dorado Property as recommended by AMEC E&C Services Inc. (AMEC) in the Feasibility Study by a combination of debt and equity financing. The AMEC Feasibility Study estimates capital costs to be US$45.1 million to complete the Alamo Dorado mine construction. There are no assurances that either the banking industry or the equity markets will allow for the conclusion of the project financing. Market conditions for raising capital will be strongly influenced by the prices of both silver and gold.

Acquisition of Company by Pan American Silver Corp.

On May 21, 2002 the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement was subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in November 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchased a Pan American common share for CAN$12 for a five–year period after the effective date of the plan of arrangement. The Pan American Warrants will, subject to approval, be listed for trading on the Toronto Stock Exchange (TSX).

Auditors' Report

September 6, 2002

To the Shareholders of Corner Bay Silver Inc.

We have audited the consolidated balance sheets of Corner Bay Silver Inc. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Toronto, Ontario

Comments by Auditors for U.S. readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 6, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Toronto, Ontario

Consolidated Balance Sheets

As at June 30, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)

	2002	2001
ASSETS		
Current assets		
Cash	$ 5,323,564	$ 4,022,422
Receivables	197,673	176,912
Prepaid expenses and deposits	16,887	27,389
	5,538,124	4,226,723
Deposits – reclamation bonds	30,000	30,000
Investment – quoted market value of $nil (2001 – $61,933) *(note 8)*	–	43,353
Deferred exploration expenditure *(note 3)*	7,705,865	4,551,072
Property, plant and equipment *(note 4)*	3,896,461	96,870
	$ 17,170,450	$ 8,948,018
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 316,914	$ 387,963
SHAREHOLDERS' EQUITY		
Capital stock *(note 5)*	24,314,504	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,997,973)	(6,790,104)
	16,853,536	8,560,055
	$ 17,170,450	$ 8,948,018

Nature of operations and going concern *(note 1)*

Commitments *(note 10)*

Approved by the Board of Directors

"J. Terrence Flanagan"
Director

"Steve Brunelle"
Director

Consolidated Statements of Operations and Deficit

For the three-year period ended June 30, 2002
(expressed in Canadian dollars, unless otherwise stated)

	2002	2001	2000
OTHER INCOME			
Interest	$ 94,013	$ 127,474	$ 48,611
Other	201,831	97,500	64,900
	295,844	224,974	113,511
OTHER EXPENSES			
General and administrative	1,467,007	798,073	521,338
Amortization	–	25,312	19,251
	1,467,007	823,385	540,589
Gain on disposal of assets	–	–	(14,465)
Gain on disposal of investments	(5,805)	–	–
Writedown of investments	–	–	22,606
Write-off of property, plant and equipment	42,511	95,833	–
Write-off of deferred exploration expenditure	–	373,627	1,088,239
	1,503,713	1,292,845	1,636,969
Loss for the year	(1,207,869)	(1,067,871)	(1,523,458)
Deficit – Beginning of year	(6,790,104)	(5,722,233)	(4,198,775)
Deficit – End of year	$ (7,997,973)	$ (6,790,104)	$ (5,722,233)
Basic loss per share	$ (0.07)	$ (0.08)	$ (0.14)
Weighted average number of shares outstanding	16,697,807	13,912,182	10,760,945

Consolidated Statements of Cash Flows

For the three-year period ended June 30, 2002
(expressed in Canadian dollars, unless otherwise stated)

	2002	2001	2000
CASH PROVIDED BY (USED IN)			
Operating activities			
Loss for the year	$ (1,207,869)	$ (1,067,871)	$ (1,523,458)
Write-off of deferred exploration expenditure	–	373,627	1,088,239
Writedown of investments	–	–	22,606
Amortization	–	25,312	19,251
Write-off of property, plant and equipment	42,511	95,833	–
Gain on disposal of investments	(5,805)	–	–
Gain on disposal of assets	–	–	(14,465)
	(1,171,163)	(573,099)	(407,827)
Net (increase) decrease in non-cash working capital balances related to operations *(note 11)*	(81,308)	82,054	237,610
	(1,252,471)	(491,045)	(170,217)
Investing activities			
Deferred exploration expenditure and property, plant and equipment			
Expenditures	(3,147,522)	(1,460,057)	(2,185,566)
Option receipts	–	5,975	25,000
Proceeds on disposal of assets	–	–	28,057
Proceeds on disposal of investments	49,158	–	73,48
Purchase of assets under construction	(400,000)	–	–
Purchase of equipment	(6,873)	–	–
	(3,505,237)	(1,454,082)	(2,059,023)
Financing activities			
Issue of common shares	6,058,850	5,038,397	2,499,391
Increase in cash during the year	1,301,142	3,093,270	270,151
Cash – Beginning of year	4,022,422	929,152	659,001
Cash – End of year	$ 5,323,564	$ 4,022,422	$ 929,152

Supplemental cash flow information *(note 11)*

Notes to the Consolidated Financial Statements

June 30, 2001, 2000 and 1999
(expressed in Canadian dollars)

1   NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of deferred exploration expenditure.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

Deferred exploration expenditure

The deferred exploration expenditure is recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled, "Enterprises in the Development Stage" (AcG 11), and subsequently, on March 12, 2002, issued Emerging Issues Committee (EIC) 126 "Accounting by Mining Enterprises for Exploration Costs." These guidelines address three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to their issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies. These guidelines were effective for fiscal periods beginning on or after April 1, 2000, which affects the Company's fiscal years ended on or after June 30, 2001.

EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in Section 3061, "Property, Plant and Equipment" of the CICA handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view, deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in EIC 126 and AcG 11 exist.

There would need to be an assessment of deferred exploration expenditure. Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

The status of the Company's operations is such that, like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

EIC 126 and AcG 11 did not have a significant impact on the Company's consolidated financial statements.

Property, plant and equipment

Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a reducing balance basis at various rates from 14% to 33%. Amortization relating to equipment used on the mineral properties is capitalized as part of the deferred exploration expenditure balance.

Assets under construction

Assets under construction consist of equipment to be commissioned at the Mexico property site. The assets will be included as part of the equipment balance once refurbished and transferred to the site. These assets are not being amortized, as they are not currently ready for use.

Financial instruments

The carrying amounts of cash, receivables, prepaid expenses and deposits, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturities of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements' carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes is not, more likely than not, to be realized.

Stock-based compensation plan

The Company has one stock option plan, which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average number of shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA handbook, Section 3500, "Earnings per share." There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies

As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year-end exchange rate. Other non-monetary items and revenue and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization, which are translated at the same rates as the related assets.

3   MINERAL PROPERTIES

	Mexico $	Maritimes $	Chibougamau $	Total $
Balance – June 30, 1999	1,018,492	401,611	1,097,825	2,517,928
Expenditures	2,114,901	1,411	–	2,116,312
Option receipts	–	(25,000)	(9,586)	(34,586)
Writedown	–	–	(1,088,239)	(1,088,239)
Balance – June 30, 2000	3,133,393	378,022	–	3,511,415
Expenditures	1,388,451	1,580	–	1,390,031
Option receipts	–	(5,975)	–	(5,975)
Amortization of equipment capitalized	29,228	–	–	29,228
Writedown	–	(373,627)	–	(373,627)
Balance – June 30, 2001	4,551,072	–	–	4,551,072
Expenditures	3,147,522	–	–	3,147,522
Amortization of equipment capitalized	7,271	–	–	7,271
Balance – June 30, 2002	7,705,865	–	–	7,705,865

The Alamo Dorado silver/gold property is located in the northwestern state of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometres northwest of the Alamo Dorado Project.

The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company, and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$450,000 was paid to June 30, 2002 (2001 – $325,000; 2000 – $nil).

During the year, the Company incurred $131,147 (2001 and 2000 – $nil) in rental payments, and is committed to annual rental payments of $114,150.

4   PROPERTY, PLANT AND EQUIPMENT

			2002			2001
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Equipment	68,683	14,722	53,961	129,415	32,545	96,870
Assets under construction	3,842,500	–	3,842,500	–	–	–
	3,911,183	14,722	3,896,461	129,415	32,545	96,870

| | | 2000 | |
	Cost $	Accumulated amortization $	Net $
Equipment	239,640	62,423	177,217
Assets under construction	–	–	–
	239,640	62,423	177,217

During the year ended June 30, 2002, the Company wrote off $42,511 (2001 – $95,833; 2000 – $nil) of property, plant and equipment.

5 CAPITAL STOCK

Authorized

Unlimited number of common shares, without nominal or par value.

Issued and outstanding – common shares

	Number of shares outstanding	Net proceeds $
Balance – June 30, 1999	9,899,115	7,275,366
Shares issued for cash in private placement		
September 21, 1999	596,540	773,976
December 20, 1999	400,000	1,198,435
Warrants exercised for cash during the year	545,454	409,080
Options exercised for cash during the year	393,000	117,900
Balance – June 30, 2000	11,834,109	9,774,757
Shares issued in prospectus offering – December 14, 2000	3,666,667	4,978,397
Options exercised for cash during the year	200,000	60,000
Balance – June 30, 2001	15,700,776	14,813,154
Shares issued for cash in private placement		
February 19, 2002	1,830,000	4,575,000
Warrants exercised for cash during the year	183,333	275,000
Options exercised for cash during the year	612,000	1,208,850
Shares issued for assets under construction purchased		
June 18, 2002 (note 11)	850,000	3,442,500
Balance – June 30, 2002	19,176,109	24,314,504

On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

On December 20, 1999, the Company completed a private placement of 400,000 units. Each unit consists of one common share at $3.00 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. Effective December 20, 2001, all options that had not been exercised prior to this date expired.

On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offering, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001. Effective December 14, 2001, all warrants that had not been exercised prior to this date expired. Refer to the following warrants table.

On February 19, 2002, the Company completed a private placement of 1,830,000 shares at a price of $2.50 per share.

Warrants

	Number of warrants	Weighted average price $
Balance – June 30, 1999	–	–
Issued – December 20, 1999	200,000	4.00
Balance – June 30, 2000	200,000	4.00
Issued – December 14, 2000	2,016,666	2.18
Balance – June 30, 2001	2,216,666	2.34
Expired	(2,033,333)	2.42
Exercised	(183,333)	1.50
Balance – June 30, 2002	–	

Options

On December 15, 1995, the shareholders of the Company approved the amended stock option plan (dated November 1, 1995) (the Plan) which provides for the issuance of 1.0 million stock options under the terms of the Plan. On December 20, 1999 and December 15, 2000, the shareholders approved an amendment to provide for the further issuance of an additional 1.4 and 2.0 million common share options, respectively, under the terms of the Plan.

Under the Plan, the Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices not lower than the market price at the date of granting.

No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to capital stock.

Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the options. Compensation expense is determined as the fair value of the options at the date of grant using an option-pricing model. During the year ended June 30, 2002, no stock options were issued to non-employees.

As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

Number of options	Exercise price	Expiry date $
500,000	2.65	12/20/02
660,000	3.00	06/30/03
380,000	1.75	10/02/04
40,000	1.80	12/12/04
60,000	3.00	02/28/05

	2002		2001		2000	
	Number of options	Weighted average price $	Number of options	Weighted average price $	Number of options	Weighted average price $
Outstanding						
– Beginning of year	1,607,000	2.60	1,707,000	2.38	700,000	0.30
Granted	645,000	1.95	100,000	1.70	1,400,000	2.84
Exercised	(612,000)	1.98	(200,000)	0.30	(393,000)	0.30
Outstanding						
– End of year	1,640,000	2.57	1,607,000	2.60	1,707,000	2.38

6   INCOME TAXES

The Company has non-capital loss carry-forwards of approximately $2.5 million available to reduce future taxable income. These losses will expire between 2003 and 2009. In addition, the Company has approximately $7.3 million in unclaimed exploration and development expenses in Canada. No recognition is given in these consolidated financial statements to any potential benefit from the utilization of these non-capital losses or unclaimed exploration and development expenses.

7   RELATED PARTY TRANSACTIONS

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services (including salaries) for the year ended June 30, 2002 was $680,213 (2001 – $354,989; 2000 – $230,279). The services provided were at rates similar to those charged to non-related parties.

The Company, as prime tenant of shared corporate offices with the above-mentioned related party companies, charged rent of $6,000 for the year ended June 30, 2002 (2001 – $51,400; 2000 – $46,800) and had overhead recoveries of $7,500 for the year ended June 30, 2002 (2001 – $97,575; 2000 – $71,913).

8   INVESTMENT

As at June 30, 2002, the Company held nil (2001 – 309,665; 2000 – 309,665) shares of MSV Resources Inc. The investment was disposed of during the year.

9   SEGMENTED INFORMATION

Working capital balances are retained in Canada and principal property balances are located as described in note 3.

10   COMMITMENTS

The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

Year ended June 30	$
2003	69,660
2004	69,660
2005	29,025
	168,345

11 SUPPLEMENTAL CASH FLOW INFORMATION

During the fiscal years ended June 30, 2002, 2001 and 2000, the Company paid no income taxes or interest.

Net (increase) decrease in non-cash working capital balances related to operations:

	2002 $	2001 $	2000 $
Receivables	(20,761)	(17,438)	32,625
Prepaid expenses and deposits	10,502	(1,452)	(21,502)
Accounts payable and accrued liabilities	(71,049)	100,944	226,487
	(81,308)	82,054	237,610

On June 18, 2002, assets under construction were acquired for $3,442,500, through issuance of common shares (note 5). The purchase price was based on the value of the common shares.

12 ACQUISITION OF COMPANY BY PAN AMERICAN SILVER CORP.

On May 21, 2002 the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in September 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchased a Pan American common share for CAN$12 for a five-year period after the effective date of the plan of arrangement. The Pan American Warrants will, subject to regulatory approval, be listed for trading on the Toronto Stock Exchange.

13 SUBSEQUENT EVENTS

In July 2002, the principal mineral concession, which hosts the Alamo Dorado concession, was purchased outright from the concession owners by paying the remaining option payments in a final lump sum payment of US$345,000 (US$300,000 plus Impuesto Al Valor Agregado (IVA) taxes).

14 COMPARATIVES

Certain prior year's comparative numbers have been restated to reflect the current year's presentation.

15 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

Consolidated statement of operations

	2002 $	2001 $	2000 $
Loss for the year reported under Canadian GAAP	(1,207,869)	(1,067,871)	(1,523,458)
Exploration expenses adjustment (a)	(3,154,793)	(1,039,657)	(993,487)
Loss for the year reported under U.S. GAAP	(4,362,662)	(2,107,528)	(2,516,945)

a) In accordance with U.S. GAAP, the Company would be required to charge all costs of deferred exploration expenditure to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, loss for the year would be increased by $3,154,793 in the year ended June 39, 2002, by $1,039,657 in the year ended June 30, 2001 and $993,487 in the year ended June 30, 2000.

b) The Company accounts for its share options using the intrinsic value method, which in the Company's circumstances amounts does not result in different from the amounts that would be determined under the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statements of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of stock compensation awards at their fair value at the date the award is granted. The fair value of the Company's options that were granted in 2002 was $447,952 (2001 – $37,605; 2000 – $878,747). The fair value for 2002 was estimated using the Black-Scholes model with assumptions of a three-year expected term volatility ranging from 50% to 56% and interest rates from 3.75% to 4.04%. The fair value for 2001 and 2000 was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

Basic loss per share

	2002 $	2001 $	2000 $
Loss for the year reported under U.S. GAAP	(4,362,662)	(2,107,528)	(2,516,945)
Weighted average number of common shares outstanding	16,697,807	13,912,182	10,760,945
Loss per share under U.S. GAAP	(0.26)	(0.15)	(0.23)

Consolidated statements of comprehensive loss

	2002 $	2001 $	2000 $
Loss for the year reported under U.S. GAAP	(4,362,662)	(2,107,528)	(2,516,945)
Other comprehensive earnings – net of income taxes			
Unrealized gain on marketable securities	–	18,580	9,290
Realized (gain) loss on sale of marketable securities	(18,580)	–	33,948
Writedown to fair value	–	–	22,606
Comprehensive loss for the year	(4,381,242)	(2,088,948)	(2,451,101)

The consolidated statements of comprehensive loss provide a measure of all changes in equity of the Company that resulted from transactions, other than those with shareholders, and other economic events that occurred during the year.

Under U.S. GAAP, the Company's holdings of marketable securities with quoted market values would be marked to market with the resulting unrealized gain or loss being taken to the consolidated statement of comprehensive loss in the relevant year.

Consolidated statements of cash flows

The following summarizes the cash flow amounts in accordance with U.S. GAAP:

	2002 $	2001 $	2000 $
Operating activities	(4,399,993)	(1,900,413)	(2,258,579)
Investing activities	(357,715)	(44,714)	29,339
Financing activities	6,058,850	5,038,397	2,499,391
Opening cash and cash equivalents	4,022,422	929,152	659,001
Closing cash and cash equivalents	5,323,564	4,022,422	929,152

Consolidated balance sheets

The following summarizes the consolidated balance sheet amounts in accordance with U.S. GAAP where they are different from the amounts reported under Canadian GAAP.

	2002 Canadian GAAP $	U.S. GAAP $	2001 Canadian GAAP $	U.S. GAAP $
Investments	–	–	43,353	61,933
Deferred exploration expenditure	7,705,865	–	4,551,072	–
Deficit	(7,997,973)	(15,703,838)	(6,790,104)	(11,341,176)
Cumulative comprehensive other income	–	–	–	18,580

New standards for U.S. GAAP

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." This new standard features new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 142 will be adopted on July 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt this standard on July 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30, and also amends APB 51. This statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. The Company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

Effective July 1, 2002, the Company will adopt, for United States reporting purposes, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements."

This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of the new standard is not currently expected to have a significant impact on the Company's results of operations or financial position.

Financial Accounting Standards Board (FASB)

On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of the new standard is not currently expected to have a significant impact on the Company's result of operations or financial position.

New standards for Canadian GAAP

The CICA approved a new handbook Section 3062, "Goodwill and Other Intangible Assets," which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB (SFAS No. 142). The adoption of this new standard is not expected to have any material effect on the Company's financial position, results of operations or cash flows. Section 3026 will be adopted on July 1, 2002.



Corporate Directory

Head Office
55 University Avenue, Suite 910
Toronto, Ontario, Canada M5J 2H7
Telephone: (416) 368-6240
Fax: (416) 368-7141
Email: cornerbaysilver@on.aibn.com
Website: www.cornerbay.com

Exploration Offices
11125 North La Canada Drive
Suite 111
Tucson/Oro Valley, Arizona
U.S.A. 85737
Telephone: (520) 297-5516
Fax: (520) 297-5511

Fray Toribiode Benavente No. 30
Colonia Los Arcos
Hermosillo, Sonora, Mexico
Telephone: 011-5262-60-9340
          011-5262-16-7488
Fax: 011-5262-60-9340

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario

Registrar and Transfer Agent
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 4C3

Directors
Peter Mordaunt, *Tucson, Arizona*
J. Terrence Flanagan, *Toronto, Ontario*
Steve Brunelle, *Acton, Ontario*
Frank J. Nolan, *Halifax, Nova Scotia*
Donald Worth, *Toronto, Ontario*
Michel Blouin, *Montreal, Quebec*

Officers
Peter Mordaunt, *Chairman and President*
Steve Brunelle, *Vice President and Secretary*
William Faust, *Vice President Operations*
Edward J. Badida, *Vice President Finance*

Stock Exchange Listing
TSX – "Bay"



www.cornerbay.com
TSX – "BAY"

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